Filed by Nexters Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Nexters Global Ltd.

Kismet Acquisition One Corp

(Commission File No. 001-39428)

Nexters officially releases Chibi Island, a new farm and adventure mobile game, after successful soft launch

Discover the secrets of the Pyramid as an explorer in this colorful, multifaceted mobile game

July 28, 2021 -- Limassol, Cyprus -- Players are welcome to land and explore the new farm and adventure game, Chibi Island, available on iOS and Google Platform. The official launch brings with it a fully-featured version of Chibi Island updated with new Match3 play as well as daily quests, and new in-game themes including Wild West and ancient China. These new additions help Chibi Island players enjoy months of gameplay.

The title is developed and published by Nexters, an international game development company which strives to introduce the joy of core gaming experiences to casual players, and is expected to finalize a business combination with Kismet Acquisition One Corp (Nasdaq: KSMT, KSMTU, KSMTW) by the end of Q3 2021.

Chibi Island has been in live testing since it had a “soft launch” in December 2020 with a limited set of features and content. It has been continuously updated since then with improvements to the game coming via player feedback and analysis of internal game performance metrics. To date, Chibi Island's metrics have exceeded its creators' expectations, with data collected between January and April of 2021 showing the game doubling the retention and average play session benchmarks set by Hero Wars, Nexters’ most successful game.

Chibi Island succeeds Island Experiment, a casual farm game first launched on social media channels back in 2014, with nearly 30 million installs to date. Despite the significant player base, the Nexters development team saw a need for a major overhaul to the game to grow the title’s popularity. The new vision was based on a much deeper, more engaging storyline and additional game mechanics. After extensive analysis, the team came to the decision to realize the new concept as an entirely new game.

Chibi Island inherits the visual style and main heroes from Island Experiment. Now, our heroes will explore the island to unleash the mystery of the Pyramid with more diversity in gameplay and a more transparent in-game economy for improved farm management. But the key upgrade is the completely new approach to storytelling. It is a much deeper narrative with several engaging plotlines that come together in the big finale, and additional care has been taken to better develop the characters of the game. There is also a stronger mutual integration between the story and gameplay.

The launch extends an exciting month for Nexters, which recently announced in relation to its SPAC merger deal that it secured $50 million of PIPE investments from Mubadala Investment Company and VPE Capital, which when paired with $50 million from Kismet Sponsor Limited, meets the minimum cash condition required under the business combination agreement. The SPAC merger deal is now expected to close by the end of Q3, 2021.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 500+ inspired game developers. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

About SPAC deal between Nexters and Kismet Acquisition One

On February 1, Nexters and Kismet Acquisition One Corp (“Kismet”) announced entered into a definitive business combination agreement that is expected to result in Nexters becoming a publicly-listed company on Nasdaq. The transaction, which placed Nexters at an enterprise value of $1.9 billion, will be funded by approximately $250 million of cash held in trust by Kismet, subject to potential redemptions, as well as the additional $50 million investment by the SPAC Sponsor, Kismet Sponsor Limited, and $50 million in the aggregate from PIPE investors Mubadala Investment Company and VPE Capital. The transaction is expected to close by the end of Q3 2021. Please find more information about this business combination at: https://nexters.com/investors_content

Nexters Contacts:

PR: Andrey Akimov | Chief Communications Officer
aa@nexters.com

IR: Roman Safiyulin | Investor Relations Officer
r.safiyulin@nexters.com

DISCLAIMERS

This press release shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor there any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Use of Projections. The financial projections, estimates and targets in this press release are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Kismet’s and Nexters’ control. Although all financial projections, estimates and targets are necessarily speculative, Kismet and Nexters believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this press release should not be regarded as an indication that Kismet and Nexters, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events.

Additional Information; Participants in the Solicitation. Nexters has filed a registration statement with the SEC that includes a preliminary proxy statement of Kismet and a preliminary prospectus of Nexters (the “proxy statement/prospectus”). The definitive Proxy Statement/Prospectus will be mailed to Kismet’s shareholders as of a record date to be established for voting on the contemplated business combination when it becomes available. Kismet shareholders and other interested persons are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about Kismet, Nexters and the contemplated business combination. Kismet shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Kismet, Nexters and the contemplated business combination, without charge, at the SEC’s website located at www.sec.gov.

Kismet, Nexters and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Kismet’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph. This press release does not contain all the information that should be considered in the contemplated business combination. It is not intended to for many basis of any investment decision or any decision in respect to the contemplated business combination. .

Forward Looking Statements. Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on Kismet’s and Nexters’ current expectations and beliefs concerning future developments and their potential effects on Kismet and Nexters. There can be no assurance that future developments affecting Kismet and Nexters will be those that Kismet and Nexters have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond Kismet’s and Nexters’ control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 relating to the business combination, filed by Nexters and other documents filed by Nexters and Kismet from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should any of Kismet’s or Nexters’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Kismet and Nexters undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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